ES Bancshares, Inc.
                               68 North Plank Road
                            Newburgh, New York 12550
                            Telephone (866) 646-0003
                            Facsimile (845) 451-7878


May 23, 2006

VIA FACSIMILE AND EDGAR
(202) 772-9216

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

         Re: ES Bancshares, Inc. (Registration Number 333-133029) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

     On behalf of ES Bancshares, Inc. (the "Company"), we hereby withdrawal our prior acceleration request dated April 28, 2006 with respect to the above captioned Registration Statement and request that the Company's Registration Statement on Form S-4 be declared effective on May 25, 2006, at 11:00 a.m., or as soon thereafter as is practicable.

     The Company hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                        Very truly yours,

                                                       /s/ Anthony P. Costa
                                                       --------------------
                                                       Anthony P. Costa
                                                       Chairman of the Board and
                                                       Chief Executive Officer